December 23, 2009
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Michael Rosenthal
 Jeffrey P. Riedler

Re:	Alimera Sciences, Inc.
Registration Statement on Form S-1
File No. 333-162782
Date Filed: October 30, 2009
Dear Messrs. Rosenthal and Riedler:
     Alimera Sciences, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (“Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 1, and (ii) three hard copies of Amendment No. 1 which are marked to show changes to the Registration Statement filed on October 30, 2009.
     On behalf of the Company, this letter corresponds to the comments set forth in the letter to the Company dated November 24, 2009 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the November 24, 2009 letter in italicized print. The Company’s responses are provided below each comment.
General
1.	We note that you plan to request confidential treatment for a number of exhibits. Please file these requests as soon as possible. We will not be in a position to declare your registration statement effective until we have cleared all issues relating to your confidential treatment request.

RESPONSE TO COMMENT 1:
     The Company acknowledges the Staff’s comment and has, under separate cover, submitted its confidential treatment request as of the date hereof.
Prospectus Summary, page 1
2.	Please include the source for your statement that there are approximately 17.9 million diagnosed diabetics in the United States and 246 million people worldwide who were estimated to have the disease.
RESPONSE TO COMMENT 2:
     In response to the Staff’s comment, the Company has amended the Prospectus Summary on page 1 of the registration statement to provide the source for its statement that there are approximately 17.9 million diagnosed diabetics in the United States. In addition, the Company has updated its disclosure and provided a source in this section (and elsewhere in the registration statement) with respect to the number of people worldwide who are estimated to have diabetes.
3.	Please provide the basis for your estimate that the incidence of DME in the U.S. is 340,000 cases annually.
RESPONSE TO COMMENT 3:
     The Company acknowledges the Staff’s comment. The Company’s estimate of 340,000 annual cases of DME is derived from a 1.9% annual incidence rate multiplied by the 17.9 million diagnosed diabetics. The 1.9% annual incidence rate is derived from the Wisconsin Epidemiologic Study of Diabetic Retinopathy which found that over a ten-year period approximately 19% of diabetics studied were diagnosed with DME.
4.	We note that you expect to receive a month 24 read out from the FAME Study. Please explain what this is. If these are results from the study, please clarify.
RESPONSE TO COMMENT 4:
The Company acknowledges the Staff’s comment. The Company received the month 24 clinical data from its FAME Study on December 16, 2009 and has amended the registration statement to incorporate and explain this clinical data where relevant.
5.	Please identify FA’s demonstrated undesirable side effects and explain the consequences of intraocular pressure.

RESPONSE TO COMMENT 5:
     In response to the Staff’s comment, the Company has amended the registration statement in all relevant places to identify FA’s demonstrated undesirable side effects and to explain the consequences of intraocular pressure.
Risk Factors, page 7
We will rely on a single manufacturer for Iluvien... page 10
6.	Please identify all sole source suppliers.
RESPONSE TO COMMENT 6:
In response to the Staff’s comment, the Company has amended the registration statement to identify all sole source suppliers.
Use of Proceeds, page 31
7.	We note that the $15,000,000 amount of your note payable to pSivida does not include the amount of interested accrued to date. Please revise this section to reflect that amount of indebtedness plus accrued interest you will be obligated to pay to pSivida upon completion of this public offering. Further, please revise your Capitalization table on page 32, as well as your mention of the pSivida note payable in the Liquidity and Capital Resources section on page 53, to also include the amount owed to pSivida including accrued interest.
RESPONSE TO COMMENT 7:
     The Company acknowledges the Staff’s comment. On a pro forma basis, if the Offers were completed on September 30, 2009, there would have been no accrued interest payable to pSivida. Since the date of issuance of the note payable to pSivida, the Company has paid interest quarterly at a rate of 8% per annum and the amount due as of September 30, 2009 had been paid prior to the balance sheet date.
8.	Further, please expand your disclosure here to include the amount of proceeds that will remain to, “commence the commercial launch of Iluvien, to continue to develop our product pipeline and for working capital and other general corporate purposes”

after the amounts detailed elsewhere in this section and the costs of this offering have been paid.
RESPONSE TO COMMENT 8:
     In response to the Staff’s comment, the Company has amended the “Use of Proceeds” section of the registration statement to include the amount of proceeds that will remain to commence the commercial launch of Iluvien, to continue to develop its product pipeline and for working capital and other general corporate purposes.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 38
9.	In the ultimate paragraph on this page please expand your disclosure to include that, if you do not receive additional financing, that you expect your current cash position to fund operations through January, 2010, as discussed in your Risk Factors.
RESPONSE TO COMMENT 9:
     In response to the Staff’s comment, the Company has amended the registration statement as follows:
“As of September 30, 2009, we had $9.9 million in cash and cash equivalents which we believe is sufficient to fund our operations into February 2010, but not beyond.”
Our Discontinued Non-Prescription Business, page 40
10.	We note that you are entitled to receive an additional $8 million payment from Bausch and Lomb should Alaway Plus receive FDA approval. Please describe the status of the Alaway Plus’s development.
RESPONSE TO COMMENT 10:
     In response to the Staff’s comment, the Company respectfully notifies the Staff that it has no knowledge of the ongoing status of Bausch & Lomb’s development of Alaway Plus. Further, the Company has amended the language in the “Our Discontinued Non-Prescription Business” section of the registration statement as follows:
“There can be no assurances that Bausch & Lomb will continue the development of this allergy product, that it will receive FDA approval or that we will receive the $8 million payment.”

Critical Accounting Policies and Estimates, page 43
The Valuation of Common Stock, page 45
11.	Please expand your discussion of the factors considered in determining the size of your marketability discount to include the applicable factors considered in paragraph 57 of the AICPA Valuation of Privately-Held-Company Equity Securities Issued as Compensation. We note several factors that appear to be very applicable to your company based on facts stated in the Form S-1, such as but not limited to “restrictions on transferability of equity securities by holder” and “concentration of ownership.”
RESPONSE TO COMMENT 11:
     In response to the Staff’s comment, the Company has amended the registration statement as follows:
“We used the higher end of that range in valuing our common stock due to the historical lack of dividends being paid, restrictions on transferability, the high volatility of our peer group, concentration of ownership, and the difficulty in valuing our common stock due to the uncertainty surrounding the future results of our FAME Study.”
Obligations and Commitments, page 57
12.	The table includes the note payable to pSivida plus accrued interest. However, the first bullet point following the table appears to indicate that the table does not include the obligation to pay the note. Please explain.
RESPONSE TO COMMENT 12:
     In response to the Staff’s comment, the Company has amended the registration statement as follows:
“The possible acceleration of the note payable to pSivida of $15 million upon the earlier of certain liquidity events (including an initial public offering of our common stock greater than $75 million), or the occurrence of an event of default under our agreement with pSivida.”
13.	Please clarify whether you have made any payments to Emory University, under your recently entered into license and option agreements, beyond the upfront license fees paid at the time you entered into the agreements.

RESPONSE TO COMMENT 13:
     In response to the Staff’s comment, the Company has amended the registration statement to clarify that to date no other payments have been made to Emory University in connection with its license agreements.”
Iluvien for Other Diseases of the Eye, page 69
14.	Please provide the basis for your statement that over one million people suffer from RVO in the United States.
RESPONSE TO COMMENT 14:
     In response to the Staff’s comment, the Company has amended its disclosure in the “Iluvien for Other Diseases of the Eye” section of the registration statement to provide the basis for the number of people suffering from RVO in the United States.
Note 8, Commitments, page F-18
15.	Please reconcile the $920,000 in other long-term liabilities for the interim period ended September 30, 2009 to the $1,077,000 of accrued and unpaid interest of the pSivida note payable disclosed to be recorded.
RESPONSE TO COMMENT 15:
     In response to the Staff’s comment, the Company has amended the registration statement as follows:
“As of December 31, 2008 and September 30, 2009, the Company has accrued and unpaid interest payable to pSivida of $550,000 and $920,000, respectively, which is classified as other long-term liabilities, and $0 and $157,000, respectively, which is included in accrued expenses in the accompanying balances.”
* * * * *

     Please do not hesitate to contact me at 781.795.3550 or my colleague, Janene Ásgeirsson, at 781.795.3505 if you have any questions or would like additional information regarding this matter.
Very truly yours,
GUNDERSON DETTMER STOUGH
VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Jay K. Hachigian
Jay K. Hachigian

cc:	C. Daniel Myers
Richard S. Eiswirth, Jr.
Marc F. Dupré, Esq.
Janene Ásgeirsson, Esq.